CONE MILLS CORPORATION
804 GREEN VALLEY ROAD, SUITE 300
GREENSBORO  NC  27408


June 24, 2003

VIA EDGAR

Securities and Exchange Commission
450 5TH ST NW
Washington, DC 20001

RE:      Cone Mills Corporation (the "Registrant") - Form 11K
         The 401(k) Program (Hourly) of Cone Mills Corporation

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934, I hereby file the annual report on Form 11-K of The 401(k) Program (Hourly) of Cone Mills Corporation.

These reports are being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336.379.6568.

Sincerely,

CONE MILLS CORPORATION



Neil W. Koonce
Vice President, General Counsel and Secretary

Enclosures

c:       Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
         McGladrey & Pullen, LLP (w/enclosures)
         New York Stock Exchange (w/enclosures)

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002

                                       OR

(   )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             The 401(k) Program (Hourly) of Cone Mills Corporation


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                             CONE MILLS CORPORATION
                        804 Green Valley Road, Suite 300
                              Greensboro, NC 27408

                                   The 401(k)

                                Program (Hourly)

                            of Cone Mills Corporation

                                Financial Report

                               December 31, 2002

                                    CONTENTS



--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                  1
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

   Statements of net assets available for benefits                            2

   Statement of changes in net assets available for benefits                  3

   Notes to financial statements                                          4 - 7

--------------------------------------------------------------------------------

McGladrey & Pullen
Certified Public Accountants




                          INDEPENDENT AUDITOR'S REPORT


To the Advisory Committee
The 401(k) Program (Hourly)
   of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



/s/ McGladrey & Pullen, LLP



Greensboro, North Carolina
April 18, 2003

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001


                                              2002                2001
-------------------------------------------------------------------------------
Assets:
  Investments, at fair value:
    Master trust funds (Note 6)            $ 13,141,213        $ 14,434,900
    Participant loans                         1,261,167           1,098,605
                                        ---------------------------------------
                                             14,402,380          15,533,505
                                        ---------------------------------------

  Receivables:
    Employer contributions                       57,440              41,782
    Employee contributions                      163,099             114,854
                                        ---------------------------------------
                                                220,539             156,636
                                        ---------------------------------------
Net Assets Available for Benefits          $ 14,622,919        $ 15,690,141
                                        =======================================

See Notes to Financial Statements.

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002



--------------------------------------------------------------------------------
Additions (reductions) to net assets attributed to:
  Investment income:
    Loss on sale of investments                                  $    (138,409)
    Unrealized depreciation in fair value of investments            (1,709,885)
    Interest and dividends                                             504,623
                                                                ----------------
                                                                    (1,343,671)
                                                                ----------------
  Contributions:
   Employer                                                            534,380
   Employee                                                          1,496,151
                                                                ----------------
                                                                     2,030,531
                                                                ----------------

        Total additions                                                686,860
                                                                ----------------

Deductions from net assets attributed to:
  Benefits paid directly to participants                             1,658,005
  Other deductions                                                      78,899
  Transfers to the 401(k) Program of Cone Mills Corporation             17,178
                                                                ----------------
        Total deductions                                             1,754,082
                                                                ----------------

        Net decrease                                                (1,067,222)

Net assets available for benefits:
  Beginning of year                                                 15,690,141
                                                                ----------------
  End of year                                                    $  14,622,919
                                                                ================

See Notes to Financial Statements.

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Significant Accounting Policies

Accounting principles and practices: The 401(k) Program (Hourly) of Cone Mills Corporation's (the "Plan") investments are held in a trust fund administered by The Vanguard Group, Inc. ("Vanguard"). The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among thirteen investment alternatives. Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.

Valuation of assets and income recognition: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Benefits payable:  Benefits are recorded when paid.


Note 2.  Description of the Plan

The Plan is a qualified, defined contribution plan which became effective on January 1, 1994 under the name Supplemental Retirement Plan - Hourly of Cone Mills Corporation. On January 1, 1994, all hourly employees in the "Supplemental Retirement Plan of Cone Mills Corporation" transferred their account balances to this Plan. On June 1, 1998, the Cone Mills Corporation Employee Equity Plan - Hourly ("EEP - Hourly") was merged into the Plan with all of the EEP - Hourly's net assets being transferred into the Plan at that date. Immediately thereafter, the EEP - Hourly was terminated with the Plan being the survivor. On that same date, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets: Assets of the Plan are included with assets of "The 401(k) Program of Cone Mills Corporation" in a master trust. Allocations of net investment income and investment gains and losses to the participating plans are based on shares held in individual acounts.

Eligibility: Hourly employees who have attained age 21 and have completed ninety days of service are eligible to participate in the Plan but are not eligible to receive an employee matching contribution until having completed one year of service.

Member contributions: Members may contribute from 2% to 50% of compensation on a before-tax (Section 401(k)) basis.

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2.       Description of the Plan (Continued)

Company contributions: Matching contributions are required in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Benefits are ordinarily paid in a lump sum distribution in the year following the year of retirement or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon. Participants receive statements showing the value of their accounts quarterly.

Vesting:  All members' accounts are 100% vested.

Investment alternatives: Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options any time throughout the year via direct phone or internet access to Vanguard.

Loans to participants and hardship withdrawals: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.75% to 10.50%, which are commensurate with local prevailing rates. Loan terms range from one to four years, or longer for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions.

Under the provisions of the Plan relating to financial hardship a participant may receive an in-service withdrawal of funds from his/her plan account.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


Note 3.  Related Party Transactions

The Plan invests in shares of mutual funds managed by Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.


Note 4.  Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5.  Tax Status

Effective January 1, 2002, the Plan adopted a prototype plan sponsored by Vanguard which received a favorable opinion letter from the Internal Revenue Service which stated that the prototype is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Accordingly, the Company believes the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


Note 6.  Investment in Master Trust

At December 31, 2002 and 2001, the Plan's investment assets were held in a trust account at Vanguard and consist of an interest in a master trust. The master trust also includes the investment assets of The 401(k) Program of Cone Mills Corporation.

The master trust was composed of the following investments at December 31, 2002 and 2001:

                                                                  2002               2001
                                                            ---------------------------------
Registered investment companies:
  Vanguard 500 Index Fund                                    $  1,420,326       $  2,026,746
  Vanguard International Growth Fund                              208,975            255,636
  Vanguard LifeStrategy Moderate Conservative Growth Fund          13,754                  -
  Vanguard LifeStrategy Growth Fund                                12,553                  -
  Vanguard LifeStrategy Income Fund                                67,498                  -
  Vanguard LifeStrategy Moderate Growth Fund                      236,095            315,811
  Vanguard Morgan Growth Fund Investor Shares                      17,598                  -
  Vanguard Small-Cap Index Fund                                   346,051            419,721
  Vanguard Total Bond Market Index Fund                         1,138,764            756,730
  Vanguard U. S. Growth Fund                                    8,140,420         14,354,079
  Vanguard Wellington Fund                                      7,297,834          9,795,205
Common/collective trust:
  Vanguard Retirement Savings Trust                            13,909,622         14,574,297
Common stocks:
  Cone Mills Stock Fund                                         4,048,434          4,637,772
                                                            ---------------------------------
        Net assets                                           $ 36,857,924       $ 47,135,997
                                                            =================================

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 6.       Investment in Master Trust (Continued)

The net investment income of the master trust for the year ended December 31, 2002 is summarized as follows:

Interest and dividends                             $  1,152,061
Loss on sale of investments                            (654,866)
Unrealized depreciation in fair value
  of investments                                     (5,738,740)
                                                  ---------------
                                                   $ (5,241,545)
                                                  ===============

The Plan's interest in the master trust, as a percentage of net assets of the master trust was 35.7% and 30.6% at December 31, 2002 and 2001.


Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                                              December 31,
------------------------------------------------------------------------------------------------------
                                                                         2002              2001
------------------------------------------------------------------------------------------------------
Net assets available for benefits as presented in these financial
  statements                                                          $ 14,622,919      $ 15,690,141
Adjustment of benefits payable                                              (5,434)          (56,708)
                                                                      --------------------------------
Net assets available for benefits as presented in Form 5500           $ 14,617,485      $ 15,633,433
                                                                      ================================
Net decrease in net assets available for benefits as
  presented in these financial statements                             $ (1,067,222)     $ (1,285,800)
Adjustment of benefits paid                                                 51,274           314,142
                                                                      --------------------------------
Net decrease in net assets available for benefits as
  presented in Form 5500                                              $ (1,015,948)     $   (971,658)
                                                                      ================================

INDEX TO EXHIBITS

Exhibit 23 Consent of McGladrey & Pullen, LLP, independent auditor, with respect to the incorporation by reference in the Registrant's Registration Statement on Form S-8 (Nos. 33-31979, 33-51951 and 33-51953) of their report on the financial statements filed herewith.




SIGNATURES

THE PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE 401(k) PROGRAM - HOURLY OF CONE MILLS CORPORATION




By:      /s/Terry L. Weatherford,
            Terry L. Weatherford, Member of Advisory Committee




By:      /s/Gary L. Smith
            Gary L. Smith, Member of Advisory Committee

Date: June 24, 2003